UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 18, 2020

Resource Real Estate Opportunity REIT, Inc.

(Exact name of registrant as specified in its charter)

Commission file number 000-54369

Maryland	27-0331816
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1845 Walnut Street, 17th Floor, Philadelphia, PA,	19103
(Address of principal executive offices)	(Zip code)

(215) 231-7050

(Registrant’s telephone number, including area code)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the following obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
n/a	n/a	n/a

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01. Regulation FD Disclosure

Reference is hereby made to the Current Report on Form 8-K filed by Resource Real Estate Opportunity REIT, Inc. (the “Registrant” or “REIT I”) on September 11, 2020, disclosing, among other items, that the Registrant entered into a transaction and became self-managed (the “Self-Management Transaction”) and that the Registrant entered into an Agreement and Plan of Merger with Resource Real Estate Opportunity REIT II, Inc. (“REIT II”), RRE Opportunity OP II, LP (“OP II”), Revolution I Merger Sub, LLC, a wholly owned subsidiary of REIT II (“Merger Sub I”), and Resource Real Estate Opportunity OP, LP (“OP I”), pursuant to which the Registrant will merge with and into Merger Sub I, with Merger Sub I surviving as a direct, wholly owned subsidiary of REIT II and OP I will merge with and into OP II, with OP II surviving such merger (collectively, the “Merger”).

The Registrant and REIT II recorded a webinar to discuss the Self-Management Transaction and the Merger which the Registrant posted to its website on September 18, 2020. The webinar transcript is hereby furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein. The related presentation was filed as Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on September 11, 2020.

Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information in this Item 7.01 disclosure, including Exhibit 99.1 and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.

Item 8.01. Other Events

Item 7.01 above is incorporated herein by reference in this Item 8.01.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the Merger, REIT II will prepare and file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement and Prospectus jointly prepared by REIT II and REIT I, and other related documents. The Joint Proxy Statement and Prospectus will be mailed to REIT I’s stockholders and will contain important information about the merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY REIT II AND REIT I WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REIT II, REIT I AND THE PROPOSED MERGER. Investors and stockholders of REIT II and REIT I may obtain free copies of the registration statement, the Joint Proxy Statement and Prospectus and other relevant documents filed by REIT II and REIT I with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. In addition, these materials will also be available free of charge by accessing REIT II’s website (http://www.resourcereit2.com/), or by accessing REIT I’s website (http://www.resourcereit.com/).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

REIT II and REIT I and their respective directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding REIT II’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 20, 2020 and its proxy statement filed with the SEC by REIT II on April 29, 2020 in connection with its 2020 annual meeting of stockholders; information regarding REIT I’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 20, 2020 and its proxy statement filed with the SEC by REIT I on April 29, 2020 in connection with its 2020 annual meeting of stockholders. Certain directors and executive officers of REIT II and/or REIT I and other persons may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments and retention bonuses if their employment is terminated prior to or following the merger. If and to the extent that any of the participants will receive any additional benefits in connection with the merger, the details of those benefits will be described in the Joint Proxy Statement/Prospectus relating to the merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of REIT II, and REIT I and their respective executive officers and directors in the merger by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available. These documents are available free of charge on the SEC’s website and from REIT II or REIT I, as applicable, using the sources indicated above.

FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability of REIT I to obtain stockholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the potential adverse impact of the ongoing pandemic related to COVID-19 and the related measures put in place to help control the spread of the virus on the operations of REIT II and REIT I and their tenants, which impact remains highly uncertain; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of REIT II and REIT I; and other factors, including those set forth in the Risk Factors section of REIT II’s and REIT I’s most recent Annual Report on Form 10-K for the year ended December 31, 2019, as updated by the subsequent Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020 and filed with the SEC, and other reports filed by REIT II and REIT I with the SEC, copies of which are available on the SEC’s website, www.sec.gov. REIT II and REIT I undertake no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Webinar Transcript dated September 18, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

Dated: September 18, 2020	By:	/s/ Alan F. Feldman
Alan F. Feldman
Chief Executive Officer and President
(Principal Executive Officer)